UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY  10006
212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2013

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat ”) and Lim Kok Thay (“Mr. Lim” and, together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the common stock, par value $.01 per share (the “Common Stock”) of Empire Resorts, Inc. (the “Issuer”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 3, 4 and 6 are hereby amended and supplemented to add the following:

Item 3.  Source and Amount of Funds or Other Consideration

The disclosure set forth under Item 4 of this Amendment No. 7 is incorporated herein by reference.

Item 4.  Purpose of Transaction

On April 3, 2013, the Issuer filed with the Securities and Exchange Commission a registration statement covering on Form S-1 with respect to a grant (the “2013 Rights Offering”) at no charge to the holders of Common Stock and Series B Preferred Stock of non-transferable subscription rights to purchase one share of Common Stock at a subscription price of $1.8901 per Common Share (the “Subscription Price”) for each five shares of Common Stock owned, or into which the Series B Preferred Stock is convertible.  Each subscription right will entitle its holder to purchase one share of Common Stock (subject to adjustment based on the number of shares outstanding on the record date) at the Subscription Price.

In connection with the 2013 Rights Offering, Kien Huat reached an agreement in principle with the Issuer for the execution of a standby purchase agreement whereby Kien Huat would exercise the subscription rights it receives pursuant to the 2013 Rights Offering within ten days of grant.  In addition, Kien Huat would exercise all rights not otherwise exercised by the other holders in the 2013 Rights Offering to acquire up to one share less than 20% of the Issuer’s issued and outstanding Common Stock on the date of such purchase.  However, such agreement in principal is not binding and Kien Huat is not legally obligated to exercise such rights until a standby purchase agreement is executed by the parties.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 7 is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013

Kien Huat Realty III Limited

By:           /s/  Gerard Lim
Name:  Gerard Lim
Title:  Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay